EDGAR CORRESPONDENCE
August 24, 2010
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kim Browning

Re:	Davis Funds Proxy Form Pres 14A filing Davis New York Venture Fund, Inc. 811-1701 Davis Series, Inc. 811-2679 Davis Variable Account Fund, Inc. 811- 9293 Jointly (the “Registrants”)
Dear Ms. Browning:
You have asked the Registrants to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments regarding the Proxy Statement and related documents filed on EDGAR on Form Pres 14A on August 17, 2010.
On August 24, 2010 you orally stated that you have no comments on the above referenced filing.
The Registrants thank you for your prompt review of the above referenced filing.
Tandy Representations
The Registrants acknowledge that
1. The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3. The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant filings or in response to staff comments on Registrant filings.

Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary